Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

March 15, 2013
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the fiscal year ended April 30, 2012
Filed June 29, 2012
File No. 000-27999
Dear Mr. Cascio:
This letter will respond to your letter dated March 1, 2013 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended April 30, 2012. For convenience, the Staff's comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended April 30, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 31

1.
We see that you report sales in two buckets by end use-data communications and telecommunications. We also note that some of your customers would appear to be involved in both end markets and that the notes to your audited financial statements do not make product line disclosure specific to the end markets. Accordingly, please tell us, with a view toward future disclosure, how you analyze sales in arriving at the amounts presented as Datacom versus Telecom in MD&A. Clarify how you determine the particular end use of the sales of your optical subsystems and components.

Response:
Each product is assigned to a specific market application, data communication or telecommunication, based on input from our marketing group. When sales of our products are recorded in our ERP/financial reporting system, the market application assignment is captured for each individual sales transaction which allows us to aggregate sales information by market application.

2.
We see that your gross profit as a percentage of revenues decreased from 32.9% in fiscal 2011 to 28.7% in fiscal 2012 and you indicate that this change is due to numerous things, including: a decline in average selling prices, reduced material costs, under-utilization of certain manufacturing facilities, higher amortization, higher net charges for excess and obsolete inventory, and the consolidation of the results of Ignis whose products have a lower than the overall corporate average gross margin. For greater clarity regarding the relative significance of the factors you cite in explaining changes in your operating results, in future filings, when you cite multiple factors, please quantify the impact of the individual factors identified, where practical.

Response:
We acknowledge the Staff's comment and, in cases in which we list multiple factors, we will quantify the impact of the individual factors in explaining changes in our operating results in our future filings, where practical.

3.
In this regard, we note from your discussion that gross margin declined, in part, because of lower average selling prices. We also see that the impact of reduced selling prices is regularly addressed in your earnings calls and that you state in your filing that the market for your products is characterized by declining average selling prices. However, we see that the discussion of revenues from your two product groups does not quantify and describe the impact of changes in prices on revenues. In future filings, to the extent material to an understanding of your revenues, please also address the impact of changes in prices. Refer to Item 303(A)(3) of Regulation S-K.

Response:
We acknowledge the Staff's comment. In future filings, where changes in price are a primary factor impacting revenues, we will address the impact of such changes, to the extent material to an understanding of our revenues.

4.
We see a risk factor stating that for various reasons related to the markets you serve, you must continually introduce new products that achieve market acceptance. Accordingly, tell us why the MD&A discussion of revenues does not describe new product introductions and the impact of new products on your revenues. Refer to Item 303(A)(3) of Regulation S-K and Securities Act Release 33-8350.

Response:
While we highlight the risk associated with markets for our products being subject to rapid technological change and note that we must continually introduce new products, the concept of a new product, as opposed to a revision or modification of an existing product, is not a well-defined term. In addition, a product that at one point in time may be considered new will at some not well-defined point in the future not be considered new. As a result of the above, we do not attempt to define a given product as new product nor track revenues based on such classification. Furthermore, given the arbitrary definition of a new product, we do not think such information would be meaningful to the reader.

5.
With respect to telecom, please tell us, with a view toward disclosure in future filings, what you mean when you indicate that there were adjustments of inventory levels at some of your customers and the underlying causes of those adjustments. Further, we also note that you cite the cyclical nature of the telecom industry as causative factor. However, the disclosure appears to be a general statement about the industry rather than a specific statement about the circumstances leading to lower telecom revenues. Accordingly, please tell us, with a view toward future disclosure, the actual state of the industry cycle in 2012 leading to lower telecom revenues. In that regard, it appears that the general statement you make about telecom revenues could also be used to describe an increase in those revenues. Refer to Section III.B. of Securities Act Release 33-8350.

Response:
In early calendar 2011 (late fiscal 2011), several of our telecom customers informed us that they were holding higher than desired levels of inventory of certain of our telecom products. As a result, these customers reduced orders for such telecom products below the normal replacement rate in order to adjust their levels of inventory for these products downward. Because demand for telecom products throughout the first three quarters of fiscal 2011 was high and growing quickly, the move to adjust inventory levels downward significantly impacted demand for our telecom products in the quarters that followed. Based on information received from our customers and general market analysis, we believe that our customers' previous levels of ordering for our telecom products had been in anticipation of higher expected demand levels from their telecom system operator customers, who are the ultimate end-users of our telecom products. In retrospect, however, we believe that, during fiscal 2012, the telecom system operator industry was characterized by delays in expected network expansion and upgrade projects. When ultimate demand levels from telecom system operators did not reach expected levels, inventory of our products increased with our customers to higher than expected levels. Demand for telecom products generally is subject to greater cyclicality than demand for datacom products because the number of telecom system operators worldwide is significantly smaller than the number of end-users of our datacom products. As a result, any decision by a telecom system operator to accelerate or delay a network expansion or upgrade project is likely to have a significantly greater impact on overall demand for our telecom products than a similar decision by a datacom products end-user will have on overall demand for our datacom products. In future filings, we will expand our disclosure to discuss these factors in greater detail when known.

6.
We see from your segment footnote that sales increased significantly in Malaysia in fiscal 2012, by approximately 38%. In future filings, to the extent important to an understanding of the nature and composition of your revenues please also discuss reasons for material changes in the geographic mix.

Response:
We acknowledge the Staff's comment and will discuss reasons for material changes in the geographic mix of our revenues in our future annual filings, to the extent important to an understanding of the nature and composition of our revenues.

Item 8. Financial Statements, page 39
Note 2. Summary of Significant Accounting Policies, page 41
Concentrations of Risk

7.
We note your disclosure that Cisco and Huawei each represented more than 10% of total revenues during fiscal 2012 and three companies, Cisco, Huawei and Alcatel-Lucent, each represented more than 10% of total revenues in fiscal 2011. In future filings please disclose the total amount of revenues from each customer whose sales amount to greater than 10% of your revenues. We refer you to FASB ASC 280-10-50-42.

Response:
We have considered your reference to FASB ASC 280-10-50-42 and will disclose, as a percentage of our total revenues, the total amount of revenues from each customer whose sales amount to greater than 10% of our revenues in our future annual filings.
* * * * *
In connection with our response to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.
Very truly yours,

/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chairman of the Board, Finisar Corporation
Eitan Gertel, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
David J. Price, Ernst & Young LLP
Christopher E. Brown, Executive Vice President and
General Counsel, Finisar Corporation
Dennis C. Sullivan, DLA Piper LLP (US)